Exhibit 99.1

FAST TRACK GROUP Responds to Inaccurate and Misleading Online

Rumors Regarding Alleged Registered Direct Offering

SINGAPORE, June 25, 2025 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, today issued the following statement in response to recent misinformation circulating on social media platforms, including multiple posts on X (formerly Twitter), falsely claiming that the Company is undertaking a $37 million registered direct offering.

Fast Track is aware of recent posts on social media and denies any claims that it is conducting a $37 million registered direct offering as of June 25, 2025. These statements are false and without merit. As of June 25, 2025, the Company has not announced, filed for, or entered into any such offering. The Company urges the public to rely only on official Company communications made through appropriate Regulation Fair Disclosure channels, such as press releases and filings with the U.S. Securities and Exchange Commission (SEC), for the most accurate and up-to-date information.

Fast Track remains committed to transparency and will continue to take appropriate action to address the spread of misinformation that may affect the Company’s investors and stakeholders. Investors are encouraged to review the Company’s website at https://www.fastrackevents.com/, investor relations website at https://www.fastrack-group.com/investor-relations, and the SEC’s EDGAR database at https://www.sec.gov/edgar/search/.

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as media planning, PR management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com